Closing Oct 31st!

CALTIER

Time has run out! This Offering Is Now Closed.

INVEST NOW

Invest In CalTier, The Company That Aims to Change Real Estate Investing.

Offering Closes Oct 31st, 2023 | Minimum Investment: $650

View Offering Memorandum
Reg CF Investor Education Guide
Notice and Request for Consent
(Reg CF investments can be speculative and involve a high degree of risk and immediate dilution and should not be purchased by investors who cannot afford the loss of their entire investment.)
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"We believe that the best investments shouldn't be solely for the privileged few. Regardless of wealth, knowledge, skill, or location, anyone should be afforded the opportunity to potentially benefit from a variety of wealth creating opportunities."

Matt Belcher
Founder and CEO

THE OPPORTUNITY

CalTier, Inc. is offering up to $1.3M worth of its Nonvoting Common Stock, par value $0.0001 in an offering pursuant to Regulation Crowdfunding.

Crowdfunding investments are speculative and involve a high degree of risk, dilution, and should not be purchased by investors who cannot afford the loss of their entire investments

We are seeing a trifecta of the following 3 markets combining:

Crowdfunding



The global crowdfunding market share is expected to increase.

To see the specifics, please see: Source

Multi-Family



The U.S. will needs more apartments.

To see the specifics, please see: Source

U.S. Equity Market



'Retail Investors' looking for investment opportunities has become a growing portion o
the U.S. equity market.

To see the specifics, please see: Source

The world is changing rapidly and we are at the forefront of the chang
It is estimated 90% of people in the U.S. are non accredited 'retail investors'.

Using cutting edge technology, new laws & regulations, and a massive paradigm shift in mindset with investors, CalTier is providing a pathwa to what may normally be considered difficult to invest in assets, such a multi-family real estate.

COMPANY HIGHLIGHTS

0+

USERS ON OUR PLATFORM AND GROWING

$0M

$6.50 PER SHARE

0

ASSETS IN PORTFOLIO*

0

APARTMENT UNITS IN PORTFOLIO*

Properties shown are direct investments and participating investments

OUR REAL ESTATE PORTFOLIO

Our first real estate fund has already made 18 direct and participating investments in multi-family assets
across 8 states totaling over 2,197 doors. These assets are investments in CalTier Fund 1, which is managed by CalTier Inc.*



506 SOUTH

Houston, Texas
180 Units
Value-Add
Invested

THE LEGEND

Downtown San Diego, CA
2 Bedroom Condo
Luxury Vacation Rental
Invested



Properties shown are direct investments and participating investments

CELEBRITY SHAREHOLDERS



WAYNE SERMON

Songwriter & Lead Guitarist of Imagine Dragons

"I am proud to be a CalTier investor"

(i) the testimonial may not be representative of the experience of other customers; (ii) the testimonial is no guarantee of future performance or success; and (iii) this is not a paid testimonial

INVESTMENT INCENTIVES & BONUSES*

Certain investors in this offering may be eligible to be issued additional shares of Common Stock ("Bonus Shares") based upon such investor's investment level and/or the timing of such investor's investment in the Company. See "Time Investment Incentives and Bonuses" and "Fixed Investment Incentives and Bonuses" in the Offering Document for further details on how investors can qualify for Bonus Shares

Complete Your Investment By Oct 15th, 2023
Receive 1.0% bonus shares additionally to your purchase shares

Investors who qualify to receive "bonus shares" will receive an amount rounded up to the nearest whole share. The Company will not issue fractional shares. Click here to view additional disclaimers.

Invest Over $1,000 Anytime During the Offering
Receive 1.0% bonus shares additionally to your purchase shares

Invest Over $2,000 Anytime During the Offering
Receive 3% bonus shares additionally to your purchase shares

Invest Over $50,000 Anytime During the Offering
Receive 10% bonus shares additionally to your purchase shares

Invest Over $100,000 Anytime During the Offering
Receive 20% bonus shares additionally to your purchase shares

Invest Over $250,000 Anytime During the Offering
Receive 30% bonus shares additionally to your purchase shares

Invest Over $1M Anytime During the Offering
Receive 50% bonus shares additionally to your purchase shares

Investors who qualify to receive "bonus shares" will receive an amount rounded up to the nearest whole share. The Company will not issue fractional shares. Click here to view additional disclaimers.

* If all investors in this offering qualify for the highest tiers of "Time Investment Incentives and Bonus" and "Fixed Incentives and Bonus" described below, the Company will issue an additional 8,000 shares of Nonvoting Common Stock in this offering, for a total of 108,000 shares of Nonvoting Common Stock issued in this offering.).

** Does not reflect the effective cash discount that would result from the issuance of Bonus Shares, described further below. Investors that are eligible for both the highest tiers of "Time Investment Incentives and Bonus" and "Fixed Incentives and Bonus" described below will pay an effective price of approximately $6.02 per share.

***The Company is offering up to a maximum of 100,000 shares of Nonvoting Common Stock, for maximum proceeds of $650,000. Certain investors in this offering may be eligible to be issued additional shares of Common Stock ("Bonus Shares") based upon such investor's investment level and/or the timing of such investor's investment in the Company. In such a case, the Company will issue more than 100,000 shares of Nonvoting Common Stock, as recipients of Bonus Shares will purchase shares at an effective cash price lower than $6.50 per share. See "Time Investment Incentives and Bonuses" and "Fixed Investment Incentives and Bonuses" below for further details on how investors can qualify for Bonus Shares.

Minimum investment of $650.
View Offering Memorandum

TERMS OF OUR OFFERING

Minimum Investment Amount: $650 (100 Shares)

Purchase Price of Security Offered: $6.50

Type of Security Offered: Nonvoting Common Stock

BEGIN YOUR INVESTMENT

View Offering Memorandum



CALTIER HAS BEEN FEATURED ON





USE OF FUNDS FOR REG CF OFFERING

We are seeking $1.3M from this Reg CF offering to support the company's growth. Funds will be used to:

- **More Products:** Launch additional funds
- **Technology:** Expand our full proprietary technology stack
- **Financial Services:** Offer additional financial services to the community
- **Team:** Grow our world-class team
- **Reach:** Expand our userbase and community



Operational & Admin
$400K

User Acquisition & Retention
$676K

Legal and Offering Costs
$124K

Technology
$100K

OUR TEAM



Matt Belcher

CEO & Founder

---

in



Parker Smith

COO & Founder

_____

in



Travis Hook

CIO & Founder

in



James Jones

SVP Investor Relations

in



Ryan Frank

SVP Digital

in



Darryl Self

SVP Real Estate Development

in



Robert Hasler

Banking

in



Daniel Martinez

Social Media Manager

in



Luz Rodriguez

Customer Success Team Lead

in



Omar Gonzalez

Customer Success



Eduardo Astorga

Customer Success

STRATEGIC ADVISORS



Dara Albright

FinTech

in



Richard McCay

Finance

in



Paul Quilkey

Asset Management

---

in

THIS OFFERING WILL CLOSE ON OCTOBER 31ST

DOWNLOAD INVESTMENT DECK

BEGIN YOUR INVESTMENT

Minimum Investment Amount: $650

Purchase Price: $6.50 Per Share

View Offering Memorandum

Footnotes

*Investors who qualify to receive "bonus shares" will receive an amount rounded up to the nearest whole share. The Company will not issue fractional shares.

**US Equities market 2022 was valued at $46T. It is estimated at least 23% of this is 'retail investors'. https://www.bnymellonwealth.com

***Includes fractional interest in real estate for which we are not the manager.

OUR ADDRESS

14269 Danielson St #450
Poway, CA 92064

Offering Hosted By Rialto Markets

onboarding@rialtomarkets.com

877-774-2586 / (917) 999-0090

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REG CF Investor Educational Guide

Reg CF investments are speculative and involve a high degree of risk and immediate dilution and should not be purchased by investors who cannot afford the loss of their entire investment.

Each prospective investor should carefully consider the significant risk factors inherent in and affecting our business and this offering, including those set forth within the Form C Offering Memorandum linked above, and found within under the heading "RISK FACTORS". Investors should review this information closely before making any decision to invest.

Rialto Markets LLC is the Onboarding Agent for this offering and is not an affiliate of nor connected with the Issuer.

Rialto Markets LLC is NOT placing or selling these securities on behalf of the Issuer.

Rialto Markets LLC is NOT soliciting this investment nor making any recommendations by collecting, reviewing and processing your application for investment.

Rialto Markets LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and ensures they are a registered business in good standing.

Rialto Markets LLC is NOT validating or approving the information provided by the Issuer or the Issuer itself.

Contact information above is provided for applicants to make inquiries and requests of Rialto Markets LLC regarding the general application process, the status of the application or general Reg CF regulation related information. Rialto Markets LLC may direct applicants to specific sections of the Offering Statement to locate information or answers to their inquiry but does not opine or provide guidance on Issuer related matters.